May 24, 2019

Ms. Kathryn Jacobson

Mr. Robert S. Littlepage Mr. Greg Dundas

Ms. Kathleen Krebs

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mohawk Group Holdings, Inc.

Registration Statement on Form S-1

Filed May 10, 2019

File No. 333-231381

Dear U.S. Securities and Exchange Commission Division of Corporation Finance:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Yaniv Sarig, President and Chief Executive Officer of Mohawk Group Holdings, Inc., a Delaware corporation (“Mohawk” or the “Company”), in the letter dated May 17, 2019 (the “Staff Letter”) regarding the Registration Statement on Form S-1 filed by the Company with the Commission on May 10, 2019 (the “Registration Statement”). The Company is also concurrently filing with the Commission an amendment to the Registration Statement on Form S-1 (the “Amended Registration Statement”). In addition, the Company is sending a copy of this letter and the Amended Registration Statement in typeset format, including a version that is marked to show changes to the Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, the Company has incorporated the comments from the letter from the Staff into this response letter (in bold italics). Page references in the text of this response letter correspond to the page numbers in the Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

Form S-1 Filed May 10, 2019

Risks associated with the suppliers from whom our products are sourced could materially adversely affect our financial performance..., page 29

1. We note your disclosure that several of your products, including your dehumidifier line of products, are now subject to import tariffs from China of up to 25%. Please discuss in more detail the impact of this development in your management’s discussion and analysis.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 69 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Quarterly Results of Operations, page 78

2. Please update your discussion for the most recently completed quarter ended May 31, 2019.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 79, 80 and 81 of the Amended Registration Statement to include a discussion of the Company’s most recently completed quarter ended March 31, 2019.

2019 Equity Plan and Former Transaction Bonus Plan, page 89

3. We note your response to our prior comment 4. Please disclose the total compensation expense that you expect to incur over the 2 year vesting period of the 9,461,538 shares of restricted stock that were issued to replace the former Participation Units following the effectiveness of the IPO.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 89 of the Amended Registration Statement.

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Thank you for your review of the filing. Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the response set forth in this letter, as applicable.

Sincerely,

/s/ Yaniv Sarig
Yaniv Sarig
Chief Executive Officer, Mohawk Group Holdings. Inc.

cc:	Joseph A. Risico, General Counsel Mohawk Group Holdings, Inc.

Jeff Hartlin, Paul Hastings LLP